TRANSGLOBE ENERGY CORPORATION
SECOND QUARTER 2012 CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AND NOTES

Condensed Consolidated Interim Statements of Earnings and Comprehensive Income
(Unaudited – Expressed in thousands of U.S. Dollars, except per share amounts)

		Three Months Ended		Six Months Ended
			June 30		June 30
	Notes	2012	2011	2012	2011

REVENUE
Oil sales, net of royalties	6	$73,633	$62,513	$150,845	$115,376
Derivative (loss) on commodity contracts		(1)	(35)	(125)	(586)
Finance revenue	7	126	133	251	195
		73,758	62,611	150,971	114,985

EXPENSES
Production and operating		11,436	9,095	23,402	16,642
General and administrative		6,791	4,728	13,479	9,234
Foreign exchange (gain) loss		(1,802)	(41)	(2,174)	80
Finance costs	7	2,815	1,158	9,021	2,501
Exploration		111	9	671	22
Depletion, depreciation and amortization	9	11,762	8,203	23,511	15,963
Unrealized (gain) loss on financial instruments	11	(8,838)	-	(998)	-
Impairment of exploration and evaluation assets	8	1	416	17	12,076
		22,276	23,568	66,929	56,518

Earnings before income taxes		51,482	39,043	84,042	58,467

Income tax expense (recovery) - current		21,271	19,163	44,582	35,491
- deferred		62	(1,994)	(1,664)	(1,787)
		21,333	17,169	42,918	33,704
NET EARNINGS AND COMPREHENSIVE INCOME FOR THE PERIOD		$30,149	$21,874	$41,124	$24,763

Earnings per share	15
Basic		$0.41	$0.30	$0.56	$0.34
Diluted		$0.25	$0.29	$0.50	$0.33

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

TRANSGLOBE ENERGY CORPORATION
SECOND QUARTER 2012 CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AND NOTES

Condensed Consolidated Interim Balance Sheets
(Unaudited - Expressed in thousands of U.S. Dollars)

		As at	As at
	Notes	June 30, 2012	December 31, 2011

ASSETS
Current
Cash and cash equivalents		$72,230	$43,884
Accounts receivable		214,522	162,225
Derivative commodity contracts		-	125
Prepaids and other		4,294	7,441
		291,046	213,675
Non-Current
Restricted cash		1,419	2,226
Intangible exploration and evaluation assets	8	41,323	17,453
Property and equipment
Petroleum properties	9	274,363	280,524
Other assets	9	4,606	3,748
Goodwill		8,180	8,180
		$620,937	$525,806

LIABILITIES
Current
Accounts payable and accrued liabilities		$50,810	$73,692
		50,810	73,692
Non-Current
Long-term debt	10	37,855	57,609
Convertible debentures	11	95,043	-
Deferred taxes		51,228	52,891
Other long-term liabilities		1,022	1,122
		235,958	185,314

SHAREHOLDERS' EQUITY
Share capital	13	156,320	154,263
Contributed surplus		9,844	8,538
Retained earnings		218,815	177,691
		384,979	340,492
		$620,937	$525,806

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Approved on behalf of the Board:

Signed by:

“Ross G. Clarkson”	“Fred J. Dyment”

Ross G. Clarkson	Fred J. Dyment
Director	Director

TRANSGLOBE ENERGY CORPORATION
SECOND QUARTER 2012 CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AND NOTES

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Unaudited – Expressed in thousands of U.S. Dollars)

		Three Months Ended		Six Months Ended
			June 30		June 30
	Notes	2012	2011	2012	2011

Share Capital
Balance, beginning of period		$154,631	$153,309	$154,263	$80,106
Stock options exercised		1,254	414	1,522	1,613
Share issuance		-	-	-	75,594
Share issue costs		-	(5)	-	(4,011)
Stock-based compensation on exercise		435	97	535	513
Balance, end of period		$156,320	$153,815	$156,320	$153,815

Contributed Surplus
Balance, beginning of period		$9,252	$5,952	$8,538	$5,785
Stock-based compensation expense	14	1,027	818	1,841	1,401
Transfer to share capital on exercise of options		(435)	(97)	(535)	(513)
Balance, end of period		$9,844	$6,673	$9,844	$6,673

Retained Earnings
Balance, beginning of period		$188,666	$99,188	$177,691	$96,299
Net earnings		30,149	21,874	41,124	24,763
Balance, end of period		$218,815	$121,062	$218,815	$121,062

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

TRANSGLOBE ENERGY CORPORATION
SECOND QUARTER 2012 CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AND NOTES

Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of U.S. Dollars)

		Three Months Ended		Six Months Ended
			June 30		June 30
	Notes	2012	2011	2012	2011

CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net earnings for the period		$30,149	$21,874	$41,124	$24,763
Adjustments for:
Depletion, depreciation and amortization	9	11,762	8,203	23,511	15,963
Deferred lease inducement		115	119	229	119
Impairment of exploration and evaluation costs	8	1	416	17	12,076
Stock-based compensation		837	688	1,977	1,401
Finance costs	7	2,815	1,158	9,021	2,501
Income tax expense		21,333	17,169	42,918	33,704
Unrealized (gain) loss on commodity contracts		1	35	125	222
Unrealized (gain) loss on financial instruments	11	(8,838)	-	(998)	-
Unrealized (gain) loss on foreign currency translation		(1,730)	98	(2,080)	269
Income taxes paid		(21,271)	(19,163)	(44,582)	(35,491)
Changes in non-cash working capital	17	(10,571)	23,757	(44,888)	2,317
Net cash generated by (used in) operating activities		24,603	54,354	26,374	57,844

INVESTING
Additions to intangible exploration and evaluation assets	8	(1,250)	(1,735)	(1,521)	(5,837)
Additions to petroleum properties	9	(12,811)	(16,923)	(16,772)	(31,685)
Additions to other assets	9	(389)	(419)	(629)	(1,862)
Business acquisitions	4	(23,097)	-	(23,097)	-
Changes in restricted cash		808	-	807	1,164
Changes in non-cash working capital	17	(24,145)	1,548	(32,085)	3,364
Net cash generated by (used in) investing activities		(60,884)	(17,529)	(73,297)	(34,856)

FINANCING
Issue of common shares for cash		1,254	414	1,522	77,207
Issue costs for common shares		-	(5)	-	(4,011)
Financing costs		(383)	-	(383)	-
Interest paid		(586)	(1,291)	(1,393)	(1,923)
Issue of convertible debentures	11	-	-	97,851	-
Issue costs for convertible debentures		(241)	-	(4,630)	-
Repayments of long-term debt		(20,000)	-	(20,000)	(30,000)
Decrease in other long-term liabilities		(165)	772	(329)	772
Changes in non-cash working capital	17	1,658	(459)	2,463	(104)
Net cash generated by (used in) financing activities		(18,463)	(569)	75,101	41,941
Currency translation differences relating to cash and cash equivalents		(339)	50	168	(52)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(55,083)	36,306	28,346	64,877

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		127,313	86,353	43,884	57,782
CASH AND CASH EQUIVALENTS, END OF PERIOD		$72,230	$122,659	$72,230	$122,659

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

TRANSGLOBE ENERGY CORPORATION
SECOND QUARTER 2012 CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AND NOTES

As at June 30, 2012 and December 31, 2011 and for the periods ended June 30, 2012 and 2011
(Unaudited - Expressed in U.S. Dollars)

1. CORPORATE INFORMATION

TransGlobe Energy Corporation is a publicly listed company incorporated in Alberta, Canada and its shares are listed on the Toronto Stock Exchange (“TSX”) and NASDAQ Exchange (“NASDAQ”). The address of its registered office is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4. TransGlobe Energy Corporation together with its subsidiaries (“TransGlobe” or the “Company”) is engaged primarily in oil exploration, development and production and the acquisition of properties.

2. BASIS OF PREPARATION

Statement of compliance

These Condensed Consolidated Interim Financial Statements include the accounts of the Company as at June 30, 2012 and December 31, 2011, and for the three and six month periods ended June 30, 2012 and 2011. These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) and do not contain all the disclosures required for full annual financial statements.

These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on August 7, 2012.

Basis of measurement

The accounting policies and methods of computation applied in the preparation of these Condensed Consolidated Interim Financial Statements were the same as those used in the preparation of the most recent Annual Financial Statements for the year-ended December 31, 2011, except for the convertible debentures described in Note 11.

The Company prepared these Condensed Consolidated Interim Financial Statements on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business as they become due. Accordingly, these Condensed Consolidated Interim Financial Statements have been prepared on a historical cost basis, except for cash and cash equivalents, derivative financial instruments and convertible debentures that have been measured at fair value.

Functional and presentation currency

In these Condensed Consolidated Interim Financial Statements, unless otherwise indicated, all dollar amounts are expressed in United States (U.S.) dollars, which is the Company’s functional currency. All references to $ are to United States dollars and references to C$ are to Canadian dollars and all values are rounded to the nearest thousand except when otherwise indicated.

3. CHANGES IN ACCOUNTING POLICIES

Future changes to accounting policies

The following standards and interpretations have not been adopted as they apply to future periods. They may result in changes to the Company’s existing accounting policies and other note disclosures:

IFRS 7 (revised) “Financial Instruments: Disclosures”

In October 2010, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 7 to provide additional disclosure on the transfer of financial assets including the possible effects of any residual risks that the transferring entity retains. These amendments are effective for annual periods beginning after July 1, 2011; therefore, the Company will adopt them for the year ending December 31, 2012. In December 2011, the IASB issued further amendments to IFRS 7 to provide additional disclosures about offsetting financial assets and financial liabilities on the entity’s balance sheet when permitted. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of these amendments on its Consolidated Financial Statements.

IFRS 9 (revised) “Financial Instruments: Classification and Measurement”

In November 2009, the IASB issued IFRS 9 as part of its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. In October 2010, the IASB updated IFRS 9 to include the requirements for financial liabilities. IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

IFRS 10 (new) “Consolidated Financial Statements”

In May 2011, the IASB issued IFRS 10 to replace SIC-12, “Consolidation – Special Purpose Entities”, and parts of IAS 27, “Consolidated and Separate Financial Statements”. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

TRANSGLOBE ENERGY CORPORATION
SECOND QUARTER 2012 CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AND NOTES

IFRS 11 (new) “Joint Arrangements”

In May 2011, the IASB issued IFRS 11 to replace IAS 31, “Interests in Joint Ventures”, and SIC-13, “Jointly Controlled Entities –Non-monetary Contributions by Venturers”. IFRS 11 requires entities to follow the substance rather than legal form of a joint arrangement and removes the choice of accounting method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

IFRS 12 (new) “Disclosure of Interests in Other Entities”

In May 2011, the IASB issued IFRS 12, which aggregates and amends disclosure requirements included within other standards. IFRS 12 requires entities to provide disclosures about subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

IFRS 13 (new) “Fair Value Measurement”

In May 2011, the IASB issued IFRS 13 to clarify the definition of fair value and provide guidance on determining fair value. IFRS 13 amends disclosure requirements included within other standards and establishes a single framework for fair value measurement and disclosure. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

IAS 1 (revised) “Presentation of Financial Statements”

In June 2011, the IASB issued amendments to IAS 1 to require separate presentation for items of other comprehensive income that would be reclassified to profit or loss in the future from those that would not. These amendments are effective for annual periods beginning on or after July 1, 2012. The Company is currently evaluating the impact of these amendments to its Consolidated Financial Statements.

IAS 12 (revised) “Income Taxes”

In December 2010, the IASB issued amendments to IAS 12 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendments introduce a presumption that entities will assess whether the carrying value of an asset will be recovered through the sale of the asset. These amendments are effective for annual periods beginning on or after January 1, 2012; therefore, the Company will adopt them for the year ending December 31, 2012. The Company is currently evaluating the impact of these amendments to its Consolidated Financial Statements.

IAS 19 (revised) “Employee Benefits”

In June 2011, the IASB issued amendments to IAS 19 to revise certain aspects of the accounting for pension plans and other benefits. The amendments eliminate the corridor method of accounting for defined benefit plans, change the recognition pattern of gains and losses, and require additional disclosures. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.

IAS 28 (revised) “Investments in Associates and Joint Ventures”

In May 2011, the IASB issued amendments to IAS 28 to prescribe the accounting for investments in associates and set out the requirements for applying the equity method when accounting for investments in associates and joint ventures. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of these amendments to its Consolidated Financial Statements.

IAS 32 (revised) “Financial Instruments: Presentation”

In December 2011, the IASB issued amendments to IAS 32 to address inconsistencies when applying the offsetting criteria. These amendments clarify some of the criteria required to be met in order to permit the offsetting of financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of these amendments to its Consolidated Financial Statements.

4. BUSINESS COMBINATIONS

On June 7, 2012, the Company completed a Share Purchase Agreement to acquire 100% of the common shares of a wholly-owned subsidiary of EP Energy LLC which holds, through wholly-owned subsidiaries, a non-operated 50% interest in the South Alamein Production Sharing concession (“PSC”) in Egypt and an operated 60% working interest in the South Mariut PSC in Egypt. The transaction was structured as an all-cash deal, effective April 1, 2012, funded through working capital and the proceeds of the issuance of convertible debentures. Total consideration for the transaction was $23.3 million, which includes the $15.0 million base purchase price plus $8.3 million in inventory (which is classified as exploration and evaluation assets), working capital and other closing adjustments.

This acquisition was accounted for using the acquisition method. The Company consolidated the underlying assets acquired and liabilities assumed as at the acquisition date.

The estimated fair values assigned to the assets acquired and liabilities assumed were based on Management’s estimates. The consideration paid was equal to the fair values of the net identifiable assets acquired and as a result there was no goodwill or bargain purchase gain recognized on acquisition.

TRANSGLOBE ENERGY CORPORATION
SECOND QUARTER 2012 CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AND NOTES

The consideration paid and fair values of the identifiable assets acquired and liabilities assumed by the Company are as follows:

Fair value of net assets acquired (000s)
Property and equipment – intangible exploration and evaluation assets	$22,366
Property and equipment – other assets	807
Working capital (including cash - $215)	139
Total cost of acquisition	$23,312

The fair value of the acquired working capital approximates its carrying value due to its short-term nature.

The Condensed Consolidated Interim Financial Statements include the results of operations, working capital and other adjustments recorded for the 23 days remaining in the period ended June 30, 2012 after closing. The business acquired contributed an after-tax loss of $0.1 million to the Condensed Consolidated Interim Statement of Earnings and Comprehensive Income for the three and six months ended June 30, 2012, and contributed no revenue since it does not currently have production or sales. Had the transaction closed on January 1, 2012, the incremental after-tax loss reported by the Company would have been $1.0 million for the six month period ended June 30, 2012.

Costs related to the acquisition in the amount of $0.1 million were expensed as incurred in 2012 and included in general and administrative expenses in the Condensed Consolidated Interim Statement of Earnings and Comprehensive Income.

5. RISK MANAGEMENT AND CAPITAL DISCLOSURES

Credit risk

Credit risk is the risk of loss if the counterparties do not fulfill their contractual obligations, and is a significant risk facing the Company. The Company’s exposure to credit risk primarily relates to accounts receivable, the majority of which are in respect of oil operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit. The Company has not experienced any material credit losses in the collection of accounts receivable to date.

Trade and other receivables are analyzed in the table below. The majority of these receivables are due from the Egyptian Government, and the recent political changes in the country have increased the delay in payments, which increases TransGlobe’s credit risk. Despite these factors, the Company still expects to collect in full all outstanding receivables.

(000s)
Trade and other receivables at June 30, 2012
Neither impaired nor past due	$45,323
Impaired (net of valuation allowance)	-
Not impaired and past due in the following period:
Within 30 days	24,705
31-60 days	26,372
61-90 days	24,063
Over 90 days	94,059

In Egypt, the Company sold all of its 2012 and 2011 production to one purchaser. In Yemen, the Company sold all of its 2012 Block 32 production to one purchaser, and all of its 2011 Block 32 production to another purchaser. Block S-1 production was sold to one purchaser in 2011. Management considers such transactions normal for the Company and the international oil industry in which it operates.

Subsequent to June 30, 2012, the Company collected $12.2 million of the receivables that were outstanding in Egypt at the end of the quarter.

Capital Disclosures

The Company’s objectives when managing capital are to ensure the Company will have the financial capacity, liquidity and flexibility to fund the ongoing exploration and development of its petroleum assets. The Company relies on cash flow to fund its capital investments. However, due to long lead cycles of some of its developments and corporate acquisitions, the Company’s capital requirements may exceed its cash flow generated in any one period. This requires the Company to maintain financial flexibility and liquidity. The Company sets the amount of capital in proportion to risk and manages to ensure that the total of the long-term debt and convertible debentures is not greater than two times the Company’s funds flow from operations for the trailing twelve months. For the purposes of measuring the Company’s ability to meet the above stated criteria, funds flow from operations is defined as the profit or loss before any deduction for depletion, depreciation and accretion, amortization of deferred financing charges, non-cash stock-based compensation and non-cash (gain) loss on financial instruments. Funds flow from operations is a measure that may not be comparable to similar measures used by other companies. The Company defines and computes its capital as follows:

TRANSGLOBE ENERGY CORPORATION
SECOND QUARTER 2012 CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AND NOTES

	As at	As at
(000s)	June 30, 2012	December 31, 2011
Shareholders’ equity	$384,979	$340,492
Long-term debt, including the current portion (net of unamortized transaction costs)	37,855	57,609
Convertible debentures	95,043	-
Cash and cash equivalents	(72,230)	(43,884)
Total capital	$445,647	$354,217

The Company’s debt-to-funds flow ratio is computed as follows:

	12 months trailing
(000s)	June 30, 2012	December 31, 2011
Long-term debt, including the current portion (net of unamortized transaction costs)	$37,855	$57,609
Convertible debentures	95,043	-
Total debt	132,898	57,609

Cash flow from operating activities	32,160	63,630
Changes in non-cash working capital	103,551	56,346
Funds flow from operations	$135,711	$119,976
Ratio	1.0	0.5

The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Company believes that its ratios are within reasonable limits, in light of the relative size of the Company and its capital management objectives. The Company is also subject to financial covenants in the Borrowing Base Facility that existed as at June 30, 2012. The key financial covenants are as follows:

  Consolidated Financial Indebtedness to EBITDAX will not exceed 3.0 to 1.0. For the purposes of this calculation, Consolidated Financial Indebtedness shall mean the aggregate of all Financial Indebtedness of the Company. EBITDAX shall be defined as Consolidated Net Income before interest, income taxes, depreciation, depletion, amortization, accretion of abandonment liability, unrealized hedging losses and other similar non-cash charges (including expenses related to stock options and unrealized gains or losses on financial instruments), minus unrealized hedging gains and all non-cash income added to Consolidated Net Income.
  Current ratio (current assets to current liabilities, excluding the current portion of long-term debt) of greater than 1.0 to 1.0.

The Company is in compliance with all financial covenants at June 30, 2012.

6. OIL REVENUE

	Three Months Ended June 30		Six Months Ended June 30
(000s)	2012	2011	2012	2011
Oil sales	$148,078	$113,615	$307,504	$211,610
Less: Royalties	74,445	51,102	156,659	96,234
Oil sales, net of royalties	$73,633	$62,513	$150,845	$115,376

7. FINANCE REVENUE AND COSTS

Finance revenue relates to interest earned on the Company’s bank account balances and term deposits.

Finance costs recognized in earnings were as follows:

	Three Months Ended June 30		Six Months Ended June 30
(000s)	2012	2011	2012	2011
Interest expense	$2,244	$892	$3,761	$1,923
Issue costs for convertible debentures	241	-	4,630	-
Amortization of deferred financing costs	330	266	630	578
Finance costs	$2,815	$1,158	$9,021	$2,501

TRANSGLOBE ENERGY CORPORATION
SECOND QUARTER 2012 CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AND NOTES

8. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

(000s)
Balance at December 31, 2011	$17,453
Additions	1,521
Acquisitions	22,366
Impairment loss	(17)
Balance at June 30, 2012	$41,323

As at June 30, 2012 and December 31, 2011, none of the Company’s other assets were being used in E&E activities.

9. PROPERTY AND EQUIPMENT

	Petroleum
(000s)	Properties	Other Assets	Total
Balance at December 31, 2011	$341,620	$7,888	$349,508
Additions	16,772	629	17,401
Acquisitions	-	807	807
Balance at June 30, 2012	$358,392	$9,324	$367,716

Accumulated depletion, depreciation, amortization and impairment losses at December 31, 2011	$61,096	$4,140	$65,236
Depletion, depreciation and amortization for the period	22,933	578	23,511
Balance at June 30, 2012	$84,029	$4,718	$88,747

Net Book Value
At December 31, 2011	$280,524	$3,748	$284,272
At June 30, 2012	$274,363	$4,606	$278,969

10. LONG-TERM DEBT

The contractual terms of the Company’s interest-bearing loans and borrowings are measured at amortized cost. As at June 30, 2012, the only significant interest-bearing loans and borrowings related to the Borrowing Base Facility are described below.

	June 30	December 31
(000s)	2012	2011
Bank debt	$40,000	$60,000
Deferred financing costs	(2,145)	(2,391)
	37,855	57,609

Current portion of long-term debt	-	-
	$37,855	$57,609

During the three and six months ended June 30, 2012, the average effective interest rates were 8.4% and 8.2%, respectively (2011 – 7.7%) .. Effective July 1, 2012, the Company’s borrowing capacity under the Borrowing Base Facility was reduced to $85.5 million due to a scheduled reduction in accordance with the terms of the facility.

The estimated future debt payments on long-term debt, as of June 30, 2012 are as follows:

(000s)
2012	$-
2013	-
2014	12,500
2015	13,000
2016	14,500
$40,000

11. CONVERTIBLE DEBENTURES

(000s)
Balance at December 31, 2011	$-
Issuance	97,851
Fair value adjustment	(998)
Foreign exchange adjustment	(1,810)
Balance at June 30, 2012	$95,043

TRANSGLOBE ENERGY CORPORATION
SECOND QUARTER 2012 CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AND NOTES

On February 22, 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$15.10 per common share. The debentures will not be redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price. Interest of 6% is payable semi-annually in arrears on March 31 and September 30 of each year, commencing on September 30, 2012. The Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.

The convertible debentures are classified as financial instruments at fair value through profit or loss, and as such are measured at fair value with changes in fair value included in earnings. Fair value is determined based on market price quotes from the exchange on which the convertible debentures are traded as at the period end date. As at June 30, 2012 the convertible debentures were trading at a price of C$98.99 for a C$100.00 par value debenture. Transaction costs of $4.6 million associated with the issuance of the convertible debentures were recognized through earnings as incurred.

12. COMMITMENTS AND CONTINGENCIES

The Company is subject to certain office and equipment leases.

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Interest Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well in the first exploration period, which has been extended to March 9, 2013.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease to be evaluated annually. As at December 31, 2011, no additional fees were due in 2012.

Pursuant to the June 7, 2012 share purchase agreement for a 60% operated interest in the South Mariut concession in Egypt, the Contractor (Joint Interest Partners) has a minimum financial commitment of $9.0 million ($5.4 million to TransGlobe) for three exploration wells ($3.0 million each) which were commitments from the original exploration period and were carried into the first three-year extension period, which expires on April 5, 2013. The Company issued three $3.0 million letters of credit to guarantee performance under this extension period and has contracted a drilling rig for the three wells. All necessary approvals for the first exploration well have been received. To date all financial commitments have been met. There is a further two-year extension available under the terms of the PSC.

Pursuant to the June 7, 2012 and July 26, 2012 share purchase agreements for a combined 100% operated interest in the South Alamein concession in Egypt, the Company has a commitment to drill one well (all financial commitments have been met) prior to the termination of the final two-year extension period, which expires on April 4, 2014.

In the normal course of its operations, the Company may be subject to litigation proceedings and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

The Company is not aware of any material provisions or other contingent liabilities as at June 30, 2012.

13. SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares with no par value.

Issued

During the six month period ended June 30, 2012 the Company issued 331,400 common shares for net proceeds of $1.5 million as a result of the exercise of stock options. As at June 30, 2012, the Company had 73,385,538 common shares issued and outstanding.

14. SHARE-BASED PAYMENTS

Stock option plan

The Company adopted a stock option plan in May 2007 (the “Plan”) and reapproved unallocated options issuable pursuant to the Plan in May 2010. The number of Common Shares that may be issued pursuant to the exercise of options awarded under the Plan and all other Security Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share exercise price equal to the weighted average trading price of the common shares for the five trading days prior to the date of grant. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value and the resulting fair value is amortized over the vesting period of the respective tranches.

TRANSGLOBE ENERGY CORPORATION
SECOND QUARTER 2012 CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AND NOTES

During the six month period ended June 30, 2012, the Company granted 1,102,200 new stock options under the Plan. During the same period, stock option holders exercised 331,400 stock options and an additional 130,400 stock options were forfeited and cancelled.

Compensation expense of $1.0 million and $1.8 million has been recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income and Changes in Shareholders’ Equity during the three and six month periods of June 30, 2012 (2011 - $0.8 million and $1.4 million respectively) in respect of equity-settled share-based payment transactions.

Share appreciation rights plan

In addition to the Company’s stock option plan, the Company also issues share appreciation rights (“units”) under the share appreciation rights plan, which was adopted in March 2010. Share appreciation rights are similar to stock options except that the holder does not have the right to purchase the underlying share of the Company but receives cash. Units granted under the share appreciation rights plan vest one-third on each of the first, second and third anniversaries of the grant date. Share appreciation rights granted expire five years after the grant date.

During the six month period ended June 30, 2012, the Company granted 48,000 new units under the share appreciation rights plan.

For the three month period ended June 30, 2012, an expense recovery of $0.2 million has been recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income, and for the six month period ended June 30, 2012 an expense of $0.1 million has been recorded (2011 – recoveries of $0.2 million and $0.1 million respectively) in respect of cash-settled, share-based payment transactions.

15. PER SHARE AMOUNTS

The earnings used in the calculation of basic and diluted per share amounts are as follows:

	Three Months Ended		Six Months Ended
		June 30		June 30
(000s)	2012	2011	2012	2011
Net earnings	$30,149	$21,874	$41,124	$24,763
Dilutive effect of convertible debentures	(9,328)	-	(716)	-
Diluted net earnings	$20,821	$21,874	$40,408	$24,763

In calculating the earnings per share, basic and diluted, the following weighted average shares were used:

	Three Months Ended		Six Months Ended
		June 30		June 30
(000s)	2012	2011	2012	2011
Weighted average number of shares outstanding	73,235	72,959	73,148	72,036
Dilutive effect of stock options	2,347	2,604	2,392	2,690
Dilutive effect of convertible debentures	6,474	-	4,556	-
Weighted-average number of diluted shares outstanding	82,056	75,563	80,096	74,726

In determining diluted earnings per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted average number of diluted common shares outstanding for the three and six month periods ended June 30, 2012, the Company excluded 2,070,300 stock options (2011 – 291,100 and 88,200 respectively) as their exercise price was greater than the average common share market price in the respective periods.

The convertible debentures are dilutive in any period in which earnings per share is reduced by the effect of adjusting net earnings for the impact of the convertible debentures, and adjusting the weighted-average number of shares outstanding for the potential shares issuable on conversion of the convertible debentures.

16. SEGMENTED INFORMATION

The Company has two reportable operating segments: the Arab Republic of Egypt and the Republic of Yemen. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of properties.

In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales.

TRANSGLOBE ENERGY CORPORATION
SECOND QUARTER 2012 CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AND NOTES

The accounting policies of the operating segments are the same as the Company’s accounting policies. The following is an analysis of reported segment earnings, revenues, operating expenses and depreciation, depletion and amortization expenses analyzed by operating segment and reconciled to the Company’s Condensed Consolidated Interim Financial Statements:

		Egypt		Yemen		Total
	Six Months Ended		Six Months Ended		Six Months Ended
		June 30		June 30		June 30
(000s)	2012	2011	2012	2011	2012	2011
Revenue
Oil sales, net of royalties	$146,796	$101,025	$4,049	$14,351	$150,845	$115,376
Finance revenue	30	-	22	-	52	-
Total segmented revenue	146,826	101,025	4,071	14,351	150,897	115,376

Segmented expenses
Production and operating	19,042	12,865	4,360	3,777	23,402	16,642
Depletion, depreciation and amortization	22,864	13,965	449	1,758	23,313	15,723
Income taxes – current	43,572	31,567	1,010	3,924	44,582	35,491
Income taxes – deferred	(1,080)	(2,704)	(584)	917	(1,664)	(1,787)
Impairment loss	17	12,076	-	-	17	12,076
Total segmented expenses	84,415	67,769	5,235	10,376	89,650	78,145

Segmented earnings	$62,411	$33,256	$(1,164)	$3,975	61,247	37,231

Non-segmented expenses (income)
Derivative loss on commodity contracts					125	586
Exploration					671	22
General and administrative					13,479	9,234
Foreign exchange (gain) loss					(2,174)	80
Depreciation and amortization					198	240
Unrealized loss on financial instruments					(998)	-
Finance revenue					(199)	(195)
Finance costs					9,021	2,501
Total non-segmented expenses					20,123	12,468

Net earnings for the period					$41,124	$24,763

Capital expenditures
Exploration and development	$18,467	$32,976	$373	$5,008	$18,840	$37,984
Corporate acquisition					23,097	-
Corporate					82	1,400
Total capital expenditures					$42,019	$39,384

TRANSGLOBE ENERGY CORPORATION
SECOND QUARTER 2012 CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AND NOTES

		Egypt		Yemen		Total
	Three Months Ended		Three Months Ended		Three Months Ended
		June 30		June 30		June 30
(000s)	2012	2011	2012	2011	2012	2011
Revenue
Oil sales, net of royalties	$71,339	$59,668	$2,294	$2,845	$73,633	$62,513
Finance revenue	20	-	11	-	31	-
Total segmented revenue	71,359	59,668	2,305	2,845	73,664	62,513

Segmented expenses
Production and operating	9,094	7,547	2,342	1,548	11,436	9,095
Depletion, depreciation and amortization	11,563	7,723	201	368	11,764	8,091
Income taxes – current	20,743	18,462	528	701	21,271	19,163
Income taxes – deferred	152	(2,891)	(90)	897	62	(1,994)
Impairment loss	1	416	-	-	1	416
Total segmented expenses	41,553	31,257	2,981	3,514	44,534	34,771

Segmented earnings	$29,806	$28,411	$(676)	$(669)	29,130	27,742

Non-segmented expenses (income)
Derivative loss on commodity contracts					1	35
Exploration					111	9
General and administrative					6,791	4,728
Foreign exchange (gain) loss					(1,802)	(41)
Depreciation and amortization					(2)	112
Unrealized (gain) loss on financial instruments					(8,838)	-
Finance revenue					(95)	(133)
Finance costs					2,815	1,158
Total non-segmented expenses					(1,019)	5,868

Net earnings for the period					$30,149	$21,874

Capital expenditures
Exploration and development	$14,052	$16,222	$355	$2,821	$14,407	$19,043
Corporate acquisition					23,097	-
Corporate					43	34
Total capital expenditures					$37,547	$19,077

TRANSGLOBE ENERGY CORPORATION
SECOND QUARTER 2012 CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AND NOTES

The carrying amounts of reportable segment assets and liabilities are as follows:

June 30, 2012
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$26,523	$14,800	$41,323
Property and equipment
Petroleum properties	239,097	35,266	274,363
Other assets	2,592	-	2,592
Goodwill	8,180	-	8,180
Other	243,632	10,150	253,782
Segmented assets	520,024	60,216	580,240
Non-segmented assets			40,697
Total assets			$620,937
Liabilities
Accounts payable and accrued liabilities	$43,220	$2,278	$45,498
Deferred taxes	42,033	9,195	51,228
Segmented liabilities	85,253	11,473	96,726
Non-segmented liabilities			139,232
Total liabilities			$235,958

December 31, 2011
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$2,915	$14,538	$17,453
Property and equipment
Petroleum properties	244,920	35,604	280,524
Other assets	1,619	-	1,619
Goodwill	8,180	-	8,180
Other	184,545	14,269	198,814
Segmented assets	442,179	64,411	506,590
Non-segmented assets			19,216
Total assets			$525,806
Liabilities
Accounts payable and accrued liabilities	$67,170	$2,226	$69,396
Deferred Taxes	43,112	9,779	52,891
Segmented liabilities	110,282	12,005	122,287
Non-segmented liabilities			63,027
Total liabilities			$185,314

17. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital consisted of the following:

	Three Months Ended		Six Months Ended
		June 30		June 30
(000s)	2012	2011	2012	2011
Operating activities
(Increase) decrease in current assets
Accounts receivable	$(5,045)	$30,361	$(52,296)	$(1,146)
Prepaids and other	2,287	(624)	2,121	582
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(7,813)	(5,980)	5,287	2,881
	$(10,571)	$23,757	$(44,888)	$2,317

Investing Activities
(Increase) decrease in current assets Prepaids and other	$(197)	$217	$1,027	$66
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(23,948)	1,331	(33,112)	3,298
	$(24,145)	$1,548	$(32,085)	$3,364

Financing Activities
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	$1,658	$(459)	$2,463	$(104)
	$1,658	$(459)	$2,463	$(104)

TRANSGLOBE ENERGY CORPORATION
SECOND QUARTER 2012 CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AND NOTES

18. EVENTS AFTER THE REPORTING PERIOD

Business Combinations

On July 26, 2012, the Company completed a Share Purchase Agreement to acquire 100% of the common shares of Cepsa Egypt SA B.V. (“Cepsa Egypt”), a wholly-owned subsidiary of Compania Espanola De Petroleos, S.A.U. (“Cepsa”), a company registered in Spain. Cepsa Egypt holds an operated 50% working interest in the South Alamein PSC in Egypt. In conjunction with the EP Energy LLC business combination (Note 4), this transaction will bring the Company’s working interest in the South Alamein concession to 100%. The transaction was structured as an all-cash deal, effective July 1, 2012, funded through working capital. Total consideration for the transaction was $4.7 million, which represents an initial $3.0 million base purchase price plus $1.7 million in inventory (which is classified as exploration and evaluation assets), working capital and other closing adjustments.

This acquisition was accounted for using the acquisition method. The Company will consolidate the underlying assets acquired and liabilities assumed as at the acquisition date which will be reflected in the Condensed Consolidated Interim Financial Statements in the next reporting period.

The estimated fair values assigned to the assets acquired and liabilities assumed were based on internal estimates. The consideration paid was equal to the fair values of the net identifiable assets acquired and as a result there is no goodwill or bargain purchase gain to be recognized on acquisition.

The consideration paid and fair values of the identifiable assets acquired and liabilities assumed by the Company are as follows:

Fair value of net assets acquired (000s)
Property and equipment – exploration and evaluation assets	$4,308
Working capital	439
Total cost of acquisition	$4,747

The fair value of the acquired working capital approximates its carrying value due to its short-term nature.

These Condensed Consolidated Interim Financial Statements do not include the results of operations, working capital and other adjustments of the acquired business as the acquisition closed subsequent to period end. It is impracticable to determine the incremental after-tax earnings or loss that would have been reported by the Company had the transaction closed on January 1, 2012 due to the timing of the closing of the transaction relative to the release date of the quarterly report. Since the acquired business does not currently have production or sales, there would have been no incremental revenues reported if the transaction had closed on January 1, 2012.

Acquisition-related costs related to this transaction are expensed as incurred in general and administrative expenses in the Condensed Consolidated Interim Statement of Earnings and Comprehensive Income.

Yemen Production Update

On July 27, 2012 production recommenced at Block S-1 in Yemen.